EXHIBIT 99.1

April 23, 2026

“CORRECTION FROM SOURCE”

AVINO ANNOUNCES Q1 2026 PRODUCTION RESULTS

In the news release Avino Reports Q1 2026 Production Results issued April 23, 2026, the word ‘million’ was incorrectly stated after the amount of silver equivalent ounces in the first paragraph, the remainder of the news is unchanged.

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, reports first quarter 2026 production results of 263,057 silver ounces (“oz”), 1,851 gold oz and 1,343,654 pounds of copper (“lbs”), for a total of 568,112 silver equivalent1 (“AgEq1”) oz.

“We have started 2026 with positive momentum, reflected in quarterly production of 568,112 million ounces, providing a strong foundation to deliver on our annual production target,” said David Wolfin, President and Chief Executive Officer. “Mill performance remained solid during the quarter, with tonnes milled exceeding expectations. With elevated silver prices, we expect revenues to significantly outperform our budget, reflecting both strong metal prices and operational performance. Our teams continue to actively manage throughput across all four circuits. Contributions from La Preciosa development ore exceeded plan and we are seeing encouraging progress in grade improvements, particularly toward the end of the quarter. We will continue to optimize performance across our operations as we continue to advance our transformational growth plans. As noted previously and as La Preciosa advances, we expect that production will be weighted to the second half of 2026, and we remain on track with our forecasted production for the year.”

PRODUCTION HIGHLIGHTS – Q1 2026

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Steady Progress at La Preciosa: Ongoing extraction, haulage, and processing of mineralized development material from La Preciosa was slightly below plan early in the quarter, primarily due to mill availability and the intentional processing of lower-grade development ore. This approach allowed the Company to capitalize on strong silver prices while leveraging previously stockpiled higher-grade material.

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Silver and Gold Production: Avino produced 568,112 silver equivalent[1] ounces in Q1 2026, representing a slight decrease compared to Q1 2025. The decrease reflects planned mining sequencing into lower-grade areas, planned for the first quarter. Development production from La Preciosa contributed 49,830 silver ounces, slightly higher than Q4 2025.

•

Enhanced Mill Throughput: In Q1 2026, Avino achieved an 11% increase in mill throughput year-over-year. This performance reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams, which have improved mill availability and supported higher, more consistent throughput levels.

April 23, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q1 2026 Production Results

Consolidated Production Results – Q1 2026

Q1 2026	Q1 2025	Change		Q1 2026	Q4 2025	Change
185,497	167,853	11%	Total Mill Feed (dry tonnes)	185,497	189,338	-2%
56	58	-4%	Feed Grade Silver (g/t)	56	62	-9%
0.42	0.55	-24%	Feed Grade Gold (g/t)	0.42	0.40	6%
0.42	0.50	-16%	Feed Grade Copper (%)	0.42	0.40	6%
81%	85%	-4%	Recovery Silver (%)	81%	82%	-1%
73%	75%	-2%	Recovery Gold (%)	73%	70%	4%
84%	87%	-3%	Recovery Copper (%)	84%	83%	1%
263,057	265,681	-1%	Total Silver Produced (oz)	263,057	345,298	-24%
1,851	2,225	-17%	Total Gold Produced (oz)	1,851	1,687	10%
1,343,654	1,604,343	-16%	Total Copper Produced (lbs)	1,343,654	1,295,244	4%
568,112	631,249	-10%	Total Silver Equivalent[1] Produced (oz)	568,112	671,583	-15%

Production Results by Operation – Q1 2026

	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	171,399	14,098	185,497
Feed Grade Silver (g/t)	47	172	56
Feed Grade Gold (g/t)	0.44	0.29	0.42
Feed Grade Copper (%)	0.42	-	0.42
Recovery Silver (%)	82%	64%	81%
Recovery Gold (%)	74%	64%	73%
Recovery Copper (%)	84%	-%	84%
Total Silver Produced (oz)	213,227	49,830	263,057
Total Gold Produced (oz)	1,766	85	1,851
Total Copper Produced (lbs)	1,343,654	-	1,343,654
Total Silver Equivalent[1] Produced (oz)	510,915	57,197	568,112

Inaugural Mineral Reserve and Updated Mineral Resource Estimates

The Company released the details of most recent mineral reserve estimate and updated mineral resource estimate on April 16th, 2026. The highlights included inaugural proven and probable mineral reserves at two of the Company’s three assets, totaling 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This calculates to 127 million silver equivalent ounces at a grade of 145 g/t. The full news release can be viewed here. The mineral resources and reserves estimate are being included in an updated technical report (the “Updated Technical Report”  prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), which will be available on SEDAR+ at www.sedarplus.ca  under the Company’s profile and filed on Form 6-K with the SEC within 45 days.

La Preciosa Update

During Q1, development mining was ongoing on the north faces of both La Gloria and Abundancia veins with development ore being trucked to the mill for processing. Subsequent to Q1, development mining and haulages rates increased to allow for Mill Circuit 2 to switch from Avino ore to La Preciosa development ore, ahead of planned increases to La Preciosa processing throughput. Mine engineering was focused on the publication of reserves and resources mentioned above. Engineering efforts have now pivoted to mine planning scenario analysis to optimize the two deposits in parallel and determine maximum and optimum mining, processing and haulage rates. Work will be ongoing throughout the rest of the year.

April 23, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q1 2026 Production Results

Exploration Program

At Avino, two drills were turning during the quarter. The first drill was focused on infill drilling in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion.

At La Preciosa, two drills were also turning during Q1. The first drill rig focused on infill drilling on La Gloria and Abundancia. This will transition to extension drilling in subsequent quarters. The second drill rig was more focused on true exploration drilling and evaluating the relationship between Martha and the Eastern gap zones, with minimal drilling done in this area previously.

An update from drilling at both properties and the four active drill rigs will be released in due course when results are received and compiled.

Earnings Announcement

The Company’s Q1 2026 financial statements and results are scheduled to be released after the market closes on Wednesday, May 13, 2026.

A conference call to discuss the Company’s Q1 2026 operational and financial results will be held on Thursday, May 14, 2026, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q1 2026 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: +1 973-528-0011
•	Participant Access Code: 389903

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P.Eng., MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

April 23, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q1 2026 Production Results

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30™ 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

April 23, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q1 2026 Production Results

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.